July 27, 2005

Mr. Craig Wilson

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

Washington, D.C.  20549

RE:          iMergent, Inc.

Form 10-K for fiscal year ended June 30, 2004

File No. 000-20190

Your letter dated May 19, 2005

Dear Mr. Wilson

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated May 19, 2005 relating to the Company’s Form 10-K for the fiscal year ended June 30, 2004 (the “Form 10-K”).

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response.  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 10-K.

Form 10-K for the Fiscal Year Ended June 30, 2004

Consolidated Financial Statements

Statement of Operations, page 43

1.                                      Supplementally, tell us how you have considered the disclosure requirements of Rule 5-03(b) of Regulation S-X in disclosing product and service revenues and related costs separately.

In response to the Staff’s comments and upon further investigation, we have determined that separate disclosure of our product and service revenues and related costs is required.  Accordingly, we will separately disclose workshop product revenue, and other services revenue and the related cost of revenue pursuant to Rule 5-03 of Regulation S-X as follows in future filings:

	Qtr. 1	Qtr. 2	Qtr. 3	Qtr. 4	Fiscal Year Total
F2005
Revenue
Workshop Product Revenue	$20,232,961	$26,021,524	$25,369,644		$71,624,129
Other Revenue	3,475,777	5,372,230	5,412,252		14,260,259
Total Revenue	$23,708,738	$31,393,754	$30,781,896		$85,884,388

Cost of revenue
Workshop product cost	$6,507,362	$8,118,010	$6,284,436		$20,909,808
Other cost of revenue	158,359	322,057	269,504		749,920
Total cost of revenue	$6,665,721	$8,440,067	$6,553,940		$21,659,728

F2004

Revenue
Workshop Product Revenue	$16,735,893	$15,267,542	$17,054,822	$21,799,926	$70,858,183
Other Revenue	2,103,790	2,388,372	2,510,132	3,167,040	10,169,334
Total Revenue	$18,839,683	$17,655,914	$19,564,954	$24,966,966	$81,027,517

Cost of revenue
Workshop product cost	$4,198,638	$4,391,058	$3,898,144	$5,642,780	$18,130,620
Other cost of revenue	163,064	154,722	161,146	136,718	615,650
Total cost of revenue	$4,361,702	$4,545,780	$4,059,290	$5,779,498	$18,746,270

F2003

Revenue
Workshop Product Revenue	$8,041,449	$8,637,848	$12,433,401	$11,677,895	$40,790,593
Other Revenue	1,172,160	553,702	1,894,638	2,059,585	5,680,085
Total Revenue	$9,213,609	$9,191,550	$14,328,039	$13,737,480	$46,470,678

Cost of revenue
Workshop product cost	$2,298,541	$2,144,044	$2,915,578	$2,921,489	$10,279,652
Other cost of revenue	159,891	158,914	146,651	157,262	622,718
Total cost of revenue	$2,458,432	$2,302,958	$3,062,229	$3,078,751	$10,902,370

F2002

Revenue
Workshop Product Revenue	$8,189,654	$4,752,040	$5,071,360	$8,292,307	$26,305,361
Other Revenue	2,505,647	1,912,921	1,253,919	1,210,415	6,882,902
Total Revenue	$10,695,301	$6,664,961	$6,325,279	$9,502,722	$33,188,263

Cost of revenue
Workshop product cost	$1,322,236	$1,074,142	$1,291,965	$1,880,720	$5,569,063
Other cost of revenue	267,332	222,425	200,349	266,631	956,737
Total cost of revenue	$1,589,568	$1,296,567	$1,492,314	$2,147,351	$6,525,800

Note 2. Summary of Significant Accounting Policies

(d) Accounts Receivables and Allowances, page 46

2.                                      We are aware of certain statements made by your CEO in the First Albany Sales Force Call held on February 25, 2005 regarding the policies and procedures used to determine your allowances for doubtful accounts.  These statements appear to indicate that reserves are consistently recorded at rates in excess of your actual bad debt experience on both your “A” and “B” installment contracts.  This practice was characterized by your CEO as “conservative” and he indicated that you “over reserve” and will be able to “add income as we collect more than we’ve reserved for.”  Specific percentages were provided for the B contracts for which 50% is initially reserved and 56% ultimately collected.

Supplementally, explain to us the meaning of these statements and provide us with any analyses that were prepared to support the statements.  Provide us with your quarterly bad debt analyses used to support reserve levels both internally and to your auditors during each of your last three fiscal years and subsequent interim periods through the date of your response.  This information should be provided separately for each of the different categories of the contracts.  Provide us with the information that details the percentage of total revenues reserved for each category of contracts by quarter and your actual collection rates.  In addition, present reserves for each category as a percentage of the related gross receivables.  Finally, indicate what amounts have been recognized as income due to “over reserving” and whether your auditors considered such amounts, if any, to be audit differences.

The comments made by iMergent CEO, Donald Danks, during the First Albany call on February 25, 2005 reflected his good faith memory regarding the policies and procedures used by the Company with respect to allowances for doubtful accounts.  While Mr. Danks had no separate contemporaneous analyses with him at the time of the call to support these statements, the substance of the statements is supported by the CEO’s recollection of an analysis used for the preparation of the June 30, 2003 consolidated financial statements which is supplementally provided by fax as Attachment 1.  Please note that the analysis contained in Attachment 1 demonstrated a 53% loss rate for the “B” contracts and a 26% loss rate for “A” contracts.

Mr. Danks’ comments should not be interpreted to mean that the Company had a blanket policy where “reserves are consistently recorded at rates in excess of [our] actual bad debt experience on both [our] ‘A’ and ‘B’ installment contracts.”  The Company adjusts its reserve for doubtful accounts, net of recoveries, consistent with the actual collection experience as indicated in the attachments to this response.

As requested, the quarterly bad debt analyses used to support reserve levels both internally and to our auditors and the reserves for each category as a percentage of the related gross receivables during each of our last three fiscal years and subsequent interim periods through the date of this response is provided by fax as Attachment 2.  Also contained in Attachment 2 are the reserves for each category as a percentage of the related gross receivables.

Also as requested, information that details the percentage of total revenue reserved for each category of contracts by quarters and our actual collection rates is provided by fax as Attachment 3.  Attachment 3 reflects that the cumulative total bad debt expense recorded during the 15 quarters ended March 31, 2005 amounted to $56,441,223 (approximately 47.8% of financed revenues) while cumulative total actual net write offs recorded during the 15 quarters ended March 31, 2005 amounted to $49,473,866 (approximately 41.7% of financed revenue).  The net write offs will lag behind the bad debt expense due to the fact that revenues have increased significantly over the past several years and write-offs will occur over the contract term which is 24 months.

It is the Company’s view that allowances for doubtful accounts are estimates and, therefore, adjustments or subsequent recoveries of reserved receivables are considered a change in estimate in accordance with APB Opinion No. 20.  Our auditors have not considered such adjustments to be audit differences.  Based upon the Company’s accounting policies and procedures, the Company does not recognize income from the reversal of reserves for doubtful accounts.  Rather, the Company calculates the appropriate estimates for reserves for doubtful accounts at each balance sheet date based upon the best information available at that date.

As indicated in our March 31, 2005 Form 10-Q, we have been investigating the possibility of alternative financing methods for our customers, including financing arrangements through third-parties.  The purpose for doing this is to 1) take advantage of timely tax deductions,

2) improve the cash position of the Company, and 3) improve the transparency of our financial reporting.  We have recently executed a letter of intent with a third-party to sell, without recourse, our existing domestic accounts receivable at a price of 100% of our net book value at July 31, 2005 less a seven percent discount for transaction costs and servicing fees.  The letter of intent also outlines the funding of future financed sales of our software by the third-party.  We also anticipate that a similar agreement will be executed with regards to our international accounts receivable.  Based upon the fact that the proposed sale price of the accounts receivable is the net book value of the accounts receivable, we believe that the Company’s estimates for reserves for doubtful accounts has been reasonable.  Additionally, as a result of these proposed agreements, it is anticipated that all customers that wish to purchase through financing will be financed by third-parties.  Consequently, the Company will recognize revenue net of the discounts taken by the third-party financing companies and bad debt expense from all prior periods will be reclassified against revenue for comparative purposes.

3.                                      Regarding the factors considered in determining the amounts of the allowance for trade receivables, address the following:

•                  At what specific stage in the payment process are past due receivables considered delinquent?  Address both A and B contracts.

•                  Are additional allowances that are recorded subsequent to contract inception specific to individual contracts or of a general nature?

•                  How was the 15% reserve allowance determined as it relates to A contracts?

•                  How was the 50% reserve allowance determined as it relates to B contracts?

•                  How do you evaluate the customer’s ongoing ability to re-pay their obligation?

•                  What specific general economic and industry factors are considered?

The following is our response to the comment above:

•                  All receivables (both A and B contracts) are considered delinquent one day after the scheduled payment due date.  All receivables are written-off against the allowance no later than approximately 120 days past due.

•                  Additional allowances that are recorded subsequent to contract inception are based upon pools of customer contracts with similar FICO score ranges (A versus B contract), delinquency, bankruptcy notification (if any), and number of payments made to date.

•                  The allowances for doubtful accounts for A and B contracts were based upon historical analysis and experience as described in Attachment 1.  Please note that the analysis contained in Attachment 1 demonstrated a 53% loss rate for the “B” contracts and a 26% loss rate for “A” contracts.  Since that analysis was performed, the Company monitored various monthly collection statistics, such as, percentage of customers paying, cash collected as a percentage of cash due, first payment defaults, and AR aging delinquency, for any deterioration in collection performance.  No deterioration in such statistics domestically was noted subsequent to the preparation of the analysis in Attachment 1 (during the five quarters ended March 31, 2005).

•                  We evaluate the customer’s ongoing ability to re-pay his/her obligation based upon the pooled criteria or payment history mentioned in the second bullet point above.

•                  We regularly evaluate general economic conditions and internet e-commerce trends during our consideration of allowances for doubtful accounts.

As indicated in our March 31, 2005 Form 10-Q, we have been investigating the possibility of alternative financing alternatives for our customers, including financing arrangements with third-parties.  The purpose for doing this is to 1) take advantage of timely tax deductions, 2) improve the cash position of the Company, and 3) improve the transparency of our financial reporting.  We have recently executed a letter of intent with a third-party to sell, without recourse, our existing domestic accounts receivable at a price of 100% of our net book value at July 31, 2005 less a seven percent discount for transaction costs and servicing fees.  The letter of intent also outlines the funding of future financed sales of our software by the third-party.  We also anticipate that a similar agreement will be executed with regards to our international accounts receivable.  Based upon the fact that the sale price of the accounts receivable is the net book value of the accounts receivable, we believe that the Company’s estimates for reserves for doubtful accounts has been reasonable.

4.                                      Provide us with an expanded rollforward of activity within the bad debt allowance that separately identifies amounts attributable to A and B installment contracts.  The rollforward should include the beginning balance, reserves added as a result of initially entering into both A and B installment contracts, reserves added as a result of delinquencies, reductions due to charge-offs or recoveries and any other additions or reductions.  This expanded information should be supplementally provided quarterly for each fiscal year and interim period under review.

The information requested is supplementally provided by fax as Attachment 4.  We have attempted to conform our data using allocations and some estimates to comply with the format requested.

(o) Revenue Recognition, page 50

5.                                      Supplementally, explain how you apply EITF 00-3 to your software arrangements.  In this regard, we note that management addressed the nature of your offerings in your analyst call held on March 18, 2005.  During this call, management appeared to make it clear that your software offering is a service and that you sell license rights to use the software, residing on your servers, over the internet.  Reconcile this view with your revenue recognition disclosures.

We believe our software offering is within the scope of SOP 97-2 based upon the following analysis of EITF 00-3.

EITF 00-3 paragraph 5 states that “a software element covered by SOP 97-2 is only present in a hosting arrangement if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software.”

EITF 00-3 paragraph 6 states that “the Task Force also reached a consensus that for those hosting arrangements in which the customer has the option, as described above, to take possession of the software, delivery of the software occurs when the customer has the ability to take immediate possession of the software.”

As disclosed in footnote 2 (o) to our June 30, 2004 consolidated financial statements as contained in Form 10-K, “when a customer purchases a SOS license at one of the Company’s Internet workshops, he or she receives a CD-ROM containing programs to be used with their computer and a password and instructions that allow access to the Company’s website where all the necessary tools are present to complete the construction of the customer’s website.  When completed, the website can be hosted with the Company or any other provider of such services… A separate file is available and can be used if the customer decides to create their website on their own completely without access to the Company website and host their site with another hosting service.”  As the separate file is immediately available to the customer after purchase, delivery of the software occurs at the time of purchase in accordance with EITF 00-3 paragraphs 5 and 6.

6.                                      Supplementally, explain why you do not consider technical support and periodic upgrades provided at no cost to your customers to be PCS as defined by paragraph 56 of SOP 97-2.  In this regard, the discussion during your 2005 conference calls appeared to indicate that customer service is a significant focus of both management and your customers.  You indicate that you provide a significant amount of training and customer service.  Management highlighted your three customer service departments, telephone support, 24/7 chat and email support and “constant” upgrades that are provided “all the time.”  Specific examples of significant functionality provided to customers at no cost in the form of upgrades were discussed and referred to as “customer relationship,” “UPS” and “statistics.”

We have discussed our customer service initiatives during our 2005 conference calls due to investor concerns resulting from unsubstantiated criticisms of our customer service on “chat boards” and negative websites.  Although we have expanded our customer service initiatives, the cost to provide customer service is insignificant.

SOP 97-2 paragraph 59 states that “PCS revenue may be recognized together with the initial licensing fee on delivery of the software if all of the following conditions are met:”

a.               “The PCS fee is included with the initial licensing fee.”

The PCS support described above is free to the customers and is therefore included with the initial licensing fee.

b.              “The PCS included with the initial license is for one year or less.”

The PCS support described above is available to customers during website development.  Per the terms of the license agreement, this form of customer support is available for one year.  Customers are charged $100 per year for an extension of the PCS beyond the first year.

c.               “The estimated cost of providing PCS during the arrangement is insignificant.”

Although the cost of providing PCS has consistently increased, the cost of the PCS is nominal.  Our total cost for this PCS is approximately $14,000 per month or $42,000 per quarter which represents approximately 0.14% of quarterly revenue and approximately 0.7% of pre-tax income during the quarter ended March 31, 2005.

d.              “Unspecified upgrades/enhancements offered during the PCS arrangements historically have been and are expected to continue to be minimal and infrequent.”

Unspecified upgrades/enhancements are not offered as part of the PCS support described above.  Unspecified upgrades/enhancements are offered as part of the PCS associated with the hosting arrangement.

“If PCS revenue is recognized upon the delivery of the software, the vendor must accrue all estimated costs of providing the services, including upgrades/enhancements.”

All other, third-party products and services (other than the PCS services described above) are purchased separately by the customer for a fee with established VSOE of fair value.  Therefore, the services described above constitute PCS and meet the criteria for revenue recognition together with the initial licensing fee upon delivery of the software.

7.                                      Supplementally, explain why you do not consider your software and the related hosting service as part of a single multiple-element arrangement.  As part of your response, clarify for us the nature of the services provided in exchange for the $150 set-up and hosting fee.  In addition, address each of the factors in AICPA Technical Practice Aid 5100.39 in detail and note that the existence of any of those factors would indicate that your offerings should be accounted for as a single arrangement.  Based on your current disclosure, it appears to us that several of these factors may exist.

By way of background information, as disclosed in footnote 2 (o) to our June 30, 2004 consolidated financial statements as contained in Form 10-K, “when a customer purchases a SOS license at one of the Company’s Internet workshops, he or she receives a CD-ROM containing programs to be used with their computer and a password and instructions that allow access to the Company’s website where all the necessary tools are present to complete the construction of the customer’s website.  When completed, the website can be hosted with the Company or any other provider of such services.  A separate file is available and can be used if the customer decides to create their website on their own completely without access to the Company website and host their site with another hosting service.”

Website “set-up” consists primarily of inserting pictures and text into the Stores Online software for the customer (activities that most Stores Online customers perform themselves).  We include this service as part of the $150 set-up and first year hosting fee.  The $150 set-up and hosting fee is paid at the time the customer publishes a website (if the customer “sets up” the website himself/herself) or at the time the customer submits information to the Company to set-up the website for the customer.  This $150 set-up and first year hosting fee is recognized ratably over the hosting period in accordance with SOP 97-2.  After the first year hosting period expires, customers may continue to host their websites with us for a fee of $24.95 per website per month.

You asked that we provide an analysis of the SOS license and set-up and hosting services in relation to the guidance in TPA 5100.39. TPA 5100.39 states that “the existence of any of the following factors (which are not all-inclusive) may indicate that a group of contracts should be accounted for as a single arrangement:”

•                  “The contracts or agreements are negotiated or executed in a short time frame of each other.”

Although the hosting fees are disclosed at the time a customer purchases the software license, the hosting arrangement/contract is not executed until a customer establishes a website and desires to host the website with us, which may occur within days or up to years after the software license is purchased.  Most customers who establish a website do so within one year of purchase.

•                  “The different elements are closely interrelated or interdependent in terms of design, technology or function.”

As websites developed under the SOS license can be hosted by other providers of such services, and the fact that a customer can utilize a separate file to create websites without access to the Company’s servers, the software license and the hosting arrangement are not closely interrelated or interdependent in terms of design, technology or function.

•                  “The fee for one or more contracts or agreements is subject to refund or forfeiture or other concession if another contract is not completed satisfactorily.”

The software license fees and hosting fees are not subject to refund or forfeiture if either contract is not completed.

•                  “One or more elements in one contract or agreement are essential to the functionality of an element in another contract.”

Websites developed by customers using the Stores Online software can be hosted outside the Stores Online hosting relationship.

•                  “Payment terms under one contract or agreement coincide with performance criteria of another contract or agreement.”

Payment terms under the software license do not coincide with performance criteria of the hosting arrangement.

•                  “The negotiations are conducted jointly with two or more parties to do what in essence is a single project.”

Negotiations are not conducted jointly with two or more parties to develop and host a customer’s website.

Based upon the above analysis of TPA 5100.39, we do not believe that the software license arrangement and set-up and hosting arrangement should be accounted for as a single arrangement.

8.                                      Supplementally, explain to us the nature of your programming services and indicate whether these services are offered as part of your standard customer service, your hosting arrangements or billed separately.  In addition, explain how revenue is recognized for these services and refer to the accounting literature that supports your accounting.  Note that it is our understanding that these services are different than your mentoring and executive coaching services provided by third parties.

We believe your use of the term “programming” is consistent with our terminology of website “set-up”.  Website “set-up” consists primarily of inserting pictures and text into the Stores Online software for the customer (activities that most Stores Online customers perform themselves).  We include this service as part of the $150 set-up and first year hosting fee.  The $150 set-up and hosting fee is paid at the time the customer publishes a website or at the time the customer submits information to Stores Online to set-up the website for the customer.  This $150 set-up and first year hosting fee is recognized ratably over the hosting period in accordance with paragraph 124 of SOP 97-2.

Additionally, customers can purchase custom programming services from the Company at $100 per hour and customers can purchase design change services from the Company at $50 per hour.  These fees are recognized as revenue as the services are performed.

9.                                      Supplementally, explain how you have been able to conclude that collection of each of your B installment contracts was probable, or likely to occur, in order to recognize revenue upon delivery.  Provide a detailed explanation of the procedures followed and evidence gathered to support your collection conclusions.  In addition, provide us with the typical percentage of potential customers rejected at your seminars based on collectibility concerns.  Indicate whether any of these customers were rejected even though they were able to make the required down payment.  Describe to us representative examples of customers accepted at the low end of your acceptable credit parameters that did not fulfill their credit obligations and explain how you concluded that collection of these installment contracts was probable, or likely to occur, upon delivery of the software.

We have evaluated collectibility on a consolidated loan pool basis (both A and B contracts combined) in the past due to the fact that we do not treat customers differently at the time of sale whether they have good credit or bad credit.  During the sales process we do not differentiate sales processes and procedures based upon credit score, except that the customer must be able to produce a down payment of at least five percent of the total purchase price.  Additionally, in July we executed a letter of intent to sell our entire domestic accounts receivable pool, regardless of FICO score or credit worthiness (both A and B contracts combined).

The procedures followed and evidence gathered to support our collection conclusions are included in Attachments 1 and 3.  As indicated in Attachments 1 and 3, the historical collection rates on a consolidated loan pool basis exceed 50% and therefore, collection for installment contracts is considered probable.

Our operating policy is to accept all financed sales if a customer is able to produce at least a five percent down payment of the total purchase price.  We are not aware of specific examples of potential customers rejected at our seminars based on collectibility concerns as long as the customer was able to produce a five percent down payment.

Historically, we have not stratified our “B” customers or maintained separate data for customers “at the low end of (our) acceptable credit parameters.”  As indicated above, we have evaluated collectibility on a consolidated loan pool basis.  As indicated in Attachments 1 and 3, the historical collection rates on a consolidated loan pool basis exceed 50% and therefore, collection for installment contracts is considered probable.

10.                               Supplementally tell us where you have reflected the losses on the sales of the installment contract receivables in your financial statements.  Advise us as to the dollar amount of sales and losses recorded in each of the periods presented.  Further, tell us the amount of receivables which have been sold and are subject to recourse as of March 31, 2005.

As noted in Management’s Discussion and Analysis of Financial Condition and Results of Operation under the discussion of General and Administrative expenses, finance company discounts are included in general and administrative expenses.  The dollar amount of sales and losses recorded in each of the periods presented are supplementally provided below:

		Gross
Fiscal		Receivable
Year	Qtr	Amount Sold	Discount *
2002	Q1	1,363,810	272,762
	Q2	1,695,823	339,165
	Q3	872,524	174,505
	Q4	1,128,295	225,659
2003	Q1	818,452	163,690
	Q2	1,297,381	259,476
	Q3	1,193,032	238,606
	Q4	1,520,714	304,143
2004	Q1	2,286,717	457,343
	Q2	1,813,352	362,670
	Q3	1,009,422	201,884
	Q4	1,019,010	203,802
2005	Q1	3,999	800
	Q2	264,921	52,984
	Q3	1,041,395	145,895

* Discounts were not recorded separately in the general ledger prior to Q3 of fiscal 2005 and have been estimated at 20%, the average historical discount rate (prior to fiscal 2005).

As disclosed in footnote 3 of Form 10-Q, the amount of receivables which have been sold and are subject to recourse as of March 31, 2005 is approximately $900,000.

As requested, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We are sending by fax the Attachments mentioned in this letter (originals are being sent via Federal Express).  To the extent possible, we request that these attachments remain confidential.

You may contact me at (801) 431-4522 if you have any questions regarding these responses to your comments.

Very truly yours,

Robert Lewis
Chief Financial Officer
iMergent, Inc.